Seward & Kissel LLP
1200 G Street, N.W.
Suite 350
Washington, D.C. 20005

                                 March 13, 2009

VIA EDGAR

Ms. Patricia Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fairholme Funds, Inc. (the “Company”)
File Nos.: 333-88517 and 811-09607

Dear Ms. Williams:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s Post-Effective Amendment No. 15 to its registration statement (“Registration Statement”) of Fairholme Funds, Inc. (the “Company”) with respect to its sole series, The Fairholme Fund (the “Fund”), which was filed with the SEC on January 23, 2009.  The Staff’s comments were provided to Young Seo of this office on March 6, 2009.  The Staff’s comments and the Company’s responses are set forth below.

Prospectus

Comment 1:	Item 4(d) of Form N-1A requires disclosure regarding the Fund’s portfolio holdings disclosure policies and procedures.

Response:	The disclosure regarding the Fund’s portfolio holdings disclosure policies and procedures is included in the “General Information” section of the Prospectus.

Comment 2:	Item 4(a) of Form N-1A requires disclosure regarding whether the Fund’s investment objective is fundamental or non-fundamental.

Response:
The Fund’s investment objective is fundamental.  Because Item 4(a) of Form N-1A requires disclosure only if the investment objective is non-fundamental, we have not revised the disclosure in response to this comment.

SAI

Comment 3:
Disclosure included under “Mutual Fund” in “The Fund’s Investment Policies and Securities Options” indicates that the Fund may invest in shares of other mutual funds.  If necessary, please add disclosure regarding any acquired fund’s fees and expenses.

Response:	The disclosure has been added to the “Annual Fund Operating Expenses” table in “The Fund’s Fees and Expenses” section of the Prospectus.

* * *

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Young Seo
Young Seo

cc:           Kathryn Battestilla, CCO
Paul M. Miller

SK 22146 0003 974671